DAVIS & ASSOCIATES
(A PROFESSIONAL LAW CORPORATION)
-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
Ritz Carlton Annex	Balboa Annex
(213) 400-2007/fax (310) 301-3370

Respond To:
P.O. Box 12009
Marina Del Rey, CA
90295-3009

July 8, 2011

Mr. Christopher Chase
Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Frozen Food Gift Group, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-165406

Dear Mr. Chase,

We have been employed by Frozen Food Gift Group, Inc. (the “Company”), to represent them in connection with the Amendment No. 3 to their Forms S-1 Registration Statement, which was filed on June 3, 2011.

I am responding to your letter of comments dated June 21, 2011.  Amendment No 4 to the registration statement has just been filed.  Attached is a copy of that document, marked to show changes.

The paragraph numbers set forth below match the numbered paragraphs in your letter with our response set out below each comment.

The Company advises as follows:

1. Complied with.

2. Complied with.

3. Complied with.

4. Complied with.

5. Complied with.

6. Complied with.

7. Complied with.

8. The lease agreement field as exhibit 10.1 has expired, and the Company’s active lease agreement is seen in exhibit 10.2.  The discrepancy in suite numbers results from the landlord and US Postal Service using two different suite numbers for the Company’s office space.  The landlord uses “Suite B-6”, which is stated in the lease, whereas the US Postal Service recognizes the Company’s suite number as “Number 20”.  For our filings and business dealings, we use Number 20, as it is the properly recognized address by the US Postal Service.

9. The disclosure as made in the S-1 is correct.  Donald G. Davis serves only as a consultant to ANP Industries, Inc.

10. Due to a lack of liquid funds, the Company’s Board elected to reduce salaries.

11. Complied with.

12. Complied with.

13. Complied with.

14. Complied with.

15. Complied with.

16. Complied with.

17. Complied with.

If you desire more information or have questions, please contact me direct on my cell phone at 213-400-2007.

We appreciate your assistance in this matter.

Very Truly Yours,

Donald G. Davis